

Mail Stop 3561

December 4, 2008

Philmore Anderson IV
Sahara Media Holdings, Inc.
81 Greene Street, 4th Floor
New York, NY 10012

> **Re: Sahara Media Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 7, 2008**
> **File No. 333-155205**

Dear Mr. Anderson:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that on page F-14, you have identified John Thomas Financial, Inc. as a broker-dealer. Please list John Thomas Financial as an underwriter in your offering. Please tell us whether any of the other selling shareholders is a broker-dealer. If so, please also list them as underwriters.

2. Your interim financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X.

Registration Statement Cover Page

3. Please revise your fee table and footnotes to separately identify shares underlying warrants and those that do not underlie warrants. In addition, for each type of share, identify the specific subsection of Rule 416 upon which you are relying and track the language of that subsection.

Prospectus Summary, page 5

4. In one of the opening paragraphs of your prospectus summary, please disclose that your auditors have issued a going concern opinion.

5. Please also disclose that since your inception in January 2005 through June 30, 2008, you have accumulated net losses of $2,320,425 and that you will require $5 million in additional funds within 18 months in order to continue as a going concern. Specifically disclose your losses and assets as of the most recent fiscal year end and stub period as well.

6. Please disclose that Honeymag.com and Thehivespot.com are currently not operating websites but that you plan to launch them within four months of the date of this prospectus.

7. Please give an overview of the business of Mac Filmworks, Inc. prior to its acquisition of Sahara.

8. Please briefly summarize how you plan to generate revenue related to your launch of Honeymag.com and Thehivespot.com.

Recent Developments, page 5

9. What is meant by "Form 10 information?" Please note that your disclosure is subject to Plain English requirements and revise so that an average investor will understand.

10. Although the disclosure related to your recent acquisition is very important to your summary, the level of detail currently included in this section appears to be too extensive for a summary section. Consider removing detailed disclosure about each type of security issued and details about the earn out provisions related to the escrowed shares.

11. Clarify whether all purchasers of Acquisition Shares were accredited investors. Identify the number of purchasers of Acquisition Shares.

Risk Factors, page 9

12. Please include a risk factor related to the dilution of stock value that will occur if investors exercise their warrants.

We will need significant additional capital . . ., page 9

13. Briefly identify the material expenditure items for which you expect to require $5 million over the next 18 months. Also, reconcile your disclosure here with disclosure on page 37 that you expect your current funds to be sufficient for your operations through the next 12 to 18 months.

A downturn in United States economic conditions …, page 14

14. Please revise this risk factor to discuss the current market's potential effect on consumers' ability or willingness to spend money on entertainment and other discretionary items. Also, revise to discuss how the current economic crisis, including the inaccessibility of debt financing, may affect your ability to obtain the additional financing that you require in order to continue as a going concern.

Selling Security Holders, page 20

15. Refer to footnote (4). Please include within each shareholder's ownership the total number of shares that the shareholder could acquire upon exercise of the warrants, since they could all be acquired within 60 days.

Description of Securities to be Registered, page 27

16. Please clarify that you currently have no outstanding preferred stock.

Description of Business, page 27

17. To the extent you discuss future business plans, please discuss the potential timeline for implementing your plans, add disclosure about the implementation costs, and the source of the funds. If you anticipate needing additional funds beyond those currently at your disposal, please make that clear and disclose that there is no guarantee you will be able to raise those additional funds. Similarly revise your Management's Discussion and Analysis section.

18. In light of the fact that the former owner of "Honey" declared bankruptcy, please provide a brief discussion of how you intend to succeed with the brand.

19. Revise to explain what the "class of paper goods and printed matter" is to which the "Honey" trademark relates.

Background, page 27

20. Please provide the development over the last three years of both Sahara Media, Inc. and MFI. Please include the form and year of organization and disclose the material terms of the merger agreement. Please refer to Item 101(h) of Regulation S-K.

21. Please clarify whether you intend to launch Honeymag.com and Thehivespot.com within four months of the date of the prospectus.

22. Please briefly describe what you mean by "offline events" and your "offline strategy."

23. You state that "[a]s demand for integrated, cross-media marketing increases," you plan to extend the Honey brand. Please disclose the factual basis for your belief that demand for integrated, cross-media marketing will increase. Alternatively, delete. If you delete this statement, please also do so on page 34 of your filing.

The Market Opportunity, page 28

24. You state that online advertising as a percentage of advertising budgets has been increasing over the years. Please disclose the factual basis for this statement. Alternatively, delete.

Market Size and Analysis, page 28
African-American Demographic Overview, page 28

25. Please delete the word "dramatic." Please also provide the basis for your statement that there has been an increase in the influence of African-American women. Please also delete the term "higher-than-average" in reference to African-American magazine readership or clarify. It is unclear whether you are referring to historical averages of African-American magazine readership or averages of magazine readership of all demographic and ethnic groups.

African-American Women Are the Leading Driver of Increased Spending, page 29

26. You frequently cite the Target Market News report "The Buyer Power of Black America", dated 2003. Please provide a copy of this report.

27. You also cite the source "MRI Data, 2004." Please name the report to which you are citing and provide a copy.

28. We also note that these reports are both over four years old. Please either reference more recent statistics (for example, we understand that there is an updated version of the Target Market News report) or include a risk factor related to the fact that your sources of marketing information are outdated and have likely changed, especially in light of the current economic climate.

29. You state that in 2003, expenditures by black women increased by certain percentages. Increased from what?

Snapshot of the African-American Market, page 29

30. You state that by 2012 the buying power of African-Americans is projected to grow to more than $1 trillion. Please include the name and date of the report to which you are citing.

31. Provide the basis for stating that African-Americans continue to increase their spending in proportion to their rising income. Where do you have statistics about overall African American income and spending?

Competition, page 30

32. Remove all references to named companies as your current size and state of development suggest you will not compete with these large companies in the near future. Also, expand your discussion to detail how you expect to compete in each of your markets.

Business Model, page 31

33. Please avoid using vague language such as "blue chip," "high-quality," "non-traditional," "traditional," "creative," "major," "key," "important," "well-known," and "top."

34. Explain how you expect to generate content for your magazine and discuss related expenses you expect to incur.

Sales Strategy, page 32

35. Remove your assertion that your management team "has years of industry experience and contacts and major brands and agencies" or provide specific details of the experience and contacts.

Project Development, page 33

36. If material, please file the contracts and describe the material terms.

Thehivespot.com—Social Networking Functionality, page 33

37. Please clarify what you mean by "front-end and back-end" users. Please also clarify what you mean by general information and updates.

Management's Discussion and Analysis or Plan of Operation, page 34
Six Months Ended June 30, 2008 … page 35

38. You state that your revenues for the six months ending on June 30, 2008 were $2,924 due to the increase in on-line advertising revenue from several clients. If you have not yet launched honeymag.com or thehivespot.com, please tell us how you earned revenue from online advertising.

Liquidity and Capital Resources, page 35

39. Revise substantially to provide more information about your short and long term capital needs and sources. Revise to remove disclosure that does not provide useful information about where you will obtain capital and the uses to which you expect to put the capital.

Directors, Executive Officers, Promoters and Control Persons, page 39

40. Revise substantially to remove any information not strictly within the requirements of Item 401(e) of Regulation S-K, including information older than 5 years, promotional language, or activities not strictly related to a person's occupation.

Security Ownership of Certain Beneficial Owners and Management, page 42

41. Please disclose in footnote number 6 the individual at John Thomas Financial Inc. who has investment and voting power over the shares owned by the company.

Certain Relationships and Related Transactions, and Corporate Governance, page 43

42. Please disclose the commission of $993,000 and expense allowance of $297,000 paid to John Thomas Financial, Inc. in connection with its services as placement agent for the private offering in September and October 2008.

43. Please also disclose the September 17, 2008 grant to John Thomas Financial of 3,000,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock and your issuance of 500,000 common shares and 500,000 warrants to John Thomas Bridge & Opportunity Fund.

Additional Information, page 44

44. Please update the address of the Securities and Exchange Commission. Please refer to Item 101(h)(5) of Regulation S-K.

Recent Sales of Unregistered Securities, page 63

45. Revise to state for each individual transaction the exemption from registration relied upon and the specific facts supporting the exemption. For securities issued in exchange for services, specifically identify the services and discuss how they were valued.

46. You state that in September and October 2007, you issued 128,205 and 276,673 shares of common stock. These numbers do not match those provided on page 43 of your filing. Please clarify which numbers are correct.

47. Please disclose your share issuances to SE, LLC, Philmore Anderson IV, and Philmore Anderson II on June 17 and June 10, 2008, respectively.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chanda DeLong at (202) 551-3490 or me at 202-551-3412 with any questions.

Sincerely,

Amanda McManus
Branch Chief - Legal

cc: David B. Manno, Esq.
Sichenzia Ross Friedman Ference LLP
Via facsimile (212) 930-9725